# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WOLFSPEED, INC., CIK 0000895419
CUSIP: 97785W106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4600 SILICON DR, DURHAM, North Carolina (NC), 27703
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000831001

## Reporting persons
- CITIGROUP INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 719,122; sole dispositive power 0; shared dispositive power 719,122; aggregate amount beneficially owned 719,122 (1.4% of the class)
- Citigroup Global Markets Holdings Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 713,122; sole dispositive power 0; shared dispositive power 713,122; aggregate amount beneficially owned 713,122 (1.4% of the class)
- Citigroup Financial Products Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 713,122; sole dispositive power 0; shared dispositive power 713,122; aggregate amount beneficially owned 713,122 (1.4% of the class)
- Citigroup Global Markets Inc.: type of reporting person: broker-dealer (BD); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 711,455; sole dispositive power 0; shared dispositive power 711,455; aggregate amount beneficially owned 711,455 (1.4% of the class)

## Item 1. Issuer
Name of issuer: WOLFSPEED, INC.
Address of issuer's principal executive offices: 4600 SILICON DR, DURHAM, NORTH CAROLINA, 27703.

## Item 2. Person Filing
Name of person filing: Citigroup Global Markets Inc. ("CGM"), Citigroup Financial Products Inc. ("CFP"), Citigroup Global Markets Holdings Inc. ("CGM Holdings"), Citigroup Inc. ("Citigroup")
Address of principal business office or, if none, residence: 388 Greenwich Street, New York, NY 10013
Citizenship: CGM and CGM Holdings are New York corporations. CFP and Citigroup are Delaware corporations.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 719,122
Percent of class: 1.38%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 719,122
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 719,122

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: CFP is the sole stockholder of CGM. CGM Holdings is the sole stockholder of CFP. Citigroup is the sole stockholder of CGM Holdings.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CITIGROUP INC: Ruth M Clark, Vice President (08/05/2026)
- Citigroup Global Markets Holdings Inc.: Ruth M Clark, Vice President (08/05/2026)
- Citigroup Financial Products Inc.: Ruth M Clark, Vice President (08/05/2026)
- Citigroup Global Markets Inc.: Ruth M Clark, Vice President (08/05/2026)